Exhibit 99.155

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF

Fire & Flower Holdings Corp.

FOR THE THIRTEEN WEEKS ENDED MAY 1, 2021 AND MAY 2, 2020 (UNAUDITED)

Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited) (In thousands of Canadian Dollars)

	As at May 1, 2021	As at January 30, 2021
	$	$
Assets
Current assets
Cash and cash equivalents	32,744	30,613
Restricted cash	3,932	4,254
Trade and other receivables	8,982	6,248
Merchandise inventories	12,989	9,838
Deposits held in trust	573	493
Prepaid expenses	2,953	1,874
Total current assets	62,173	53,320
Non-current assets
Deposits held in trust	4,232	3,831
Property, plant and equipment, net (note 4)	43,688	43,355
Right-of-use assets, net (note 6)	40,380	40,500
Intangible assets, net (note 5)	57,235	58,570
Goodwill	13,806	13,806
Total assets	221,514	213,382
Liabilities
Current liabilities
Accounts payable and accrued liabilities	24,031	20,049
Income tax payable	2,816	2,037
Debentures and loans (note 7)	316	637
Deferred revenue	547	112
Provisions	2,627	2,672
Lease liabilities (note 6)	4,538	2,784
Total current liabilities	34,875	28,291
Non-current liabilities
Debentures and loans (note 7)	3,540	33,017
Derivative liability (note 7)	47,981	66,317
Lease liabilities (note 6)	41,481	43,122
Deferred tax liability	5,359	5,451
Other non-current liabilities	1,703	1,509
Total liabilities	134,939	177,707
Shareholders’ equity
Share capital	292,746	180,780
Common shares to be issued	112	112
Warrant reserve	4,788	4,874
Contributed surplus	1,674	1,056
Accumulated deficit	(212,745)	(151,147)
Total shareholders’ equity	86,575	35,675
Total liabilities and shareholders’ equity	221,514	213,382

Commitments and contingencies (notes 14) Subsequent events (note 16)

/s/ “Trevor Fencott”	, Director	/s/ “Sharon Ranson”	, Director
Trevor Fencott		Sharon Ranson

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited) (In thousands of Canadian Dollars, except per share information)

	Thirteen Weeks Ended
	May 1, 2021	May 2, 2020
	$	$
Revenue
Retail	33,619	18,449
Wholesale	7,628	3,867
Digital platform	2,837	806
Total revenue	44,084	23,122
Cost of goods sold
Merchandise	27,566	15,587
Gross profit	16,518	7,535
Expenses
General and administrative (note 10)	13,679	8,861
Share-based compensation (note 8)	532	698
Marketing and promotion	910	176
Acquisition and business development costs	411	184
Depreciation & amortization (notes 4, 5, 6)	4,329	3,025
Impairment of fixed and intangible assets (notes 4, 5)	-	880
Impairment of ROU assets, net of lease liability remeasurement (note 6)	-	3,399
Restructuring Charges	147	-
Total expenses	20,008	17,223
Loss from operations	(3,490)	(9,688)
Other (expenses) income
(Loss) gain on revaluation of derivative liability, net (note 7)	(54,110)	3,616
Interest income	38	61
Finance costs	(3,349)	(6,727)
Total other expenses	(57,421)	(3,050)
Total loss before tax	(60,911)	(12,738)
Current tax expense	(779)	-
Deferred tax recovery	92	-
Net loss and comprehensive loss	(61,598)	(12,738)
Net loss per share (note 9)
Basic	$(0.21)	$(0.08)
Diluted	$(0.21)	$(0.08)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (In thousands of Canadian Dollars, except common shares information)

	Common Shares	Share Capital	Shares to be issued	Debenture Equity	Warrant Reserve	Contributed Surplus	Deficit	Total Shareholders’ Equity
	#	$	$	$	$	$	$	$
Balance, January 30, 2021	232,114,180	180,780	112	-	4,874	1,056	(151,147)	35,675
Common shares issued - At-the-Market offering (note 8)	8,170,900	7,618	-	-	-	-	-	7,618
Conversion of debentures (note 7)	90,256,617	102,843	-	-	-	-	-	102,843
Common shares issued - debenture interest (note 7)	2,767,248	1,505	-	-	-	-	-	1,505
Warrants expired (note 8)	-	-	-	-	(86)	86	-	-
Options vested (note 8)	-	-	-	-	-	532	-	532
Net loss and comprehensive loss	-	-	-	-	-	-	(61,598)	(61,598)
Balance, May 1, 2021	333,308,945	292,746	112	-	4,788	1,674	(212,745)	86,575

Balance, February 1, 2020	146,093,212	106,067	1,233	1,756	6,271	3,771	(72,188)	46,910
Common shares to be issued - acquisitions	-	-	920	-	-	-	-	920
Common shares to be issued - Ontario licences	800,000	632	-	-	-	-	-	632
April 2020 Debentures - warrants issued	-	-	-	-	808	-	-	808
Conversion of debentures - LP Debentures	12,173,912	14,244	-	-	-	-	-	14,244
Common shares issued - debenture interest	49,726	40	-	-	-	-	-	40
Options vested	-	-	-	-	-	698	-	698
Options exercised	300,000	98	-	-	-	(36)	-	62
Warrants expired	-	-	-	-	(2,652)	2,652	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	(12,738)	(12,738)
Balance, May 2, 2020	159,416,850	121,081	2,153	1,756	4,427	7,085	(84,926)	51,576

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands of Canadian Dollars)

	Thirteen Weeks Ended
	May 1, 2021	May 2, 2020
	$	$
Operating activities
Net loss and comprehensive loss	(61,598)	(12,738)
Items not affecting cash
Depreciation and impairment of capital assets (notes 4, 5, & 6)	4,329	7,304
Share-based compensation	532	698
Loss (gain) on revaluation of derivative liability	54,110	(3,616)
Transaction costs on issuance of debentures and loans	-	733
Interest expense on debentures and loans and other finance costs	2,198	5,088
Interest expense on lease liabilities	1,151	757
Restructuring charges	-	-
Changes in non-cash working capital items (note 13)	(670)	8,808
Cash provided by operating activities	52	7,034
Investing activities
Acquisition of property, plant and equipment and intangible assets	(3,268)	(3,343)
Deposits related to acquisitions	(250)	-
Business combinations	-	(1,520)
Deposits related to right-of-use assets	(42)	-
Redemption of short-term investments	-	5,000
Cash (used in) provided by investing activities	(3,560)	137
Financing activities
Issuance of common shares and other equity securities (note 8)	7,777	-
Cash collateral for loans, credit facilities and letters of credit	322	-
Transaction costs on issuance of shares (note 8)	(159)	-
Proceeds from issuance of convertible debentures (note 7)	-	19,800
Principal repayment on debentures and loans (note 7)	(61)	-
Interest paid on debentures and loans (note 7)	(32)	-
Exercise of warrants and options	-	62
Lease liability payments (note 6)	(2,208)	(1,275)
Cash provided by financing activities	5,639	18,587
Increase in cash	2,131	25,758
Cash and cash equivalents, beginning of period	30,613	22,900
Cash and cash equivalents, end of period	32,744	48,658

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Fire & Flower Holdings Corp. (the “Company”) is a publicly traded company listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘FAF’. The Company is an independent cannabis retailer in Canada, with wholesale cannabis distribution and fulfilment business operations in Saskatchewan, Canada (“Open Fields Distribution”). The Company also operates a proprietary digital retail and analytics platform (the “Hifyre Digital Platform”) supporting e-commerce retail activities and providing a compliant technology system for cannabis licensed producers. The Company’s head office and registered office is located at 130 King Street West, Suite 2500, Toronto, Ontario, M5X 1C8, Canada.

The Company’s fiscal year ends on the Saturday closest to January 31.

2. BASIS OF PRESENTATION

Statement of Compliance and Presentation

The Company’s unaudited condensed interim consolidated financial statements for the thirteen weeks ended May 1, 2021 and May 2, 2020 (“Interim Financial Statements”), have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”. Accordingly, certain information and note disclosures normally included in the annual consolidated financial statements have been omitted or condensed, and these Interim Financial Statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the fiscal years ended January 30, 2021 and February 1, 2020 (“2020 Annual Consolidated Financial Statements”).

These Interim Financial Statements were authorized for issuance by the Board of Directors on June 14, 2021.

The Interim Financial Statements have been prepared in accordance with the same accounting policies and methods as the 2020 Annual Consolidated Financial Statements. The Company has not early adopted any standard, interpretation, or amendment that has been issued but is not yet effective.

Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and these differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgment used in the preparation of the Interim Financial Statements are described in 2020 Annual Consolidated Financial Statements.

COVID-19

In March 2020, COVID-19 resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses.

For the thirteen weeks ended May 1, 2021, the Company has not recorded any adjustments to the carrying value of its assets as a result of the impact of the COVID-19 pandemic. However, it is not possible to reliably estimate the length and severity of these events and conclusively quantify the impact on the financial results and condition of the Company in future periods. If the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

For further details on the impact of COVID-19 on the Company’s operations, refer to Note 1 of the 2020 Annual Financial Statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

3. ACQUISITIONS

Acquisition of Ontario Retail location

On April 13, 2021, the Company entered into an asset purchase agreement (the “APA”) with a Canadian partnership to acquire all of the assets related to the operation of a cannabis retail store located in Sarnia, Ontario for purchase consideration of $700, subject to certain closing adjustments. Concurrently with the execution of the APA, the Company entered into a consulting services agreement, pursuant to which it will receive fees based on operating performance of the store in exchange for providing (a) advisory and consulting services and (b) a non-exclusive licence to use certain of the Company’s intellectual property, including the “Fire & Flower” brand during the interim period prior to completion of the asset acquisition. The acquisition is expected to be completed in September 2021, subject to the relevant regulatory requirements being met and approvals being obtained from the Alcohol and Gaming Commission of Ontario (“AGCO”).

As at May 1, 2021, the Company paid $250 in deposits as per the APA, which will be applied against the purchase price upon the completion of the acquisition.

American Acres Arrangement

On February 22, 2021, the Company announced that it has entered into agreements with a Canadian private company, operating as “American Acres Managers” (“American Acres”) including an agreement to license the Company’s brand, store operating system and digital retail and analytics platform for cannabis dispensaries in the United States (“U.S.”), specifically the states of California, Arizona and Nevada. Under the agreement, the Company will have the option to acquire American Acres at a discount to fair market value (“American Acres Purchase Option”). The acquisition is expected to occur upon the federal legalization of adult-use cannabis in the U.S. or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Company’s securities are listed for trading.

The American Acres Purchase Option was categorized as a financial instrument measured at fair value through profit or loss. As at May 1, 2021, the Company determined that the fair value of this option is nominal given the number of stores to be operated is undetermined, there is no operational history (including revenue and cash flow projections), and there is uncertainty with respect to the probability and timing of federal legalization in the U.S. and other regulatory hurdles on the path to acquisition. The Company will be required to reassess the fair value estimate for the option every reporting period.

4. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Furniture and Fixtures	Leasehold Improvements	Computers and Equipment	Signage and Displays	Vehicles	Total
Cost	$	$	$	$	$	$	$
Balance, January 30, 2021	5,045	3,281	34,821	6,270	621	391	50,429
Additions	-	-	1,438	250	75	-	1,763
Balance, May 1, 2021	5,045	3,281	36,259	6,520	696	391	52,192
Accumulated Depreciation
Balance, January 30, 2021	158	373	4,219	1,933	212	179	7,074
Depreciation	53	162	873	279	43	20	1,430
Balance, May 1, 2021	211	535	5,092	2,212	255	199	8,504
Net Book Value Balance, January 30, 2021	4,887	2,908	30,602	4,337	409	212	43,355
Balance, May 1, 2021	4,834	2,746	31,167	4,308	441	192	43,688

As at May 1, 2021, the amount of property, plant and equipment classified as under construction or development and therefore not being amortized was $3,385 (January 30, 2021: $15,759).

The Company recognized $Nil in impairment charges in the thirteen weeks ended May 1, 2021 (May 2, 2020: $880).

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

5. INTANGIBLE ASSETS

	Trademarks & Customer List	Licenses	Software Development	Total
Cost	$	$	$	$
Balance, January 30, 2021	8,491	53,380	2,496	64,367
Additions	13	-	219	232
Balance, May 1, 2021	8,504	53,380	2,715	64,599
Accumulated Depreciation
Balance, January 30, 2021	586	4,571	640	5,797
Depreciation	167	1,177	223	1,567
Balance, May 1, 2021	753	5,748	863	7,364
Net Book Value
Balance, January 30, 2021	7,905	48,809	1,856	58,570
Balance, May 1, 2021	7,751	47,632	1,852	57,235

During the thirteen weeks ended May 1, 2021, the Company generated $170 of internally developed software assets (May 2, 2020: $208).

6. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-use assets as at	May 1, 2021
$
Beginning balance, January 30, 2021	40,500
Additions	1,212
Depreciation expense for the period	(1,332)
Ending balance, May 1, 2021	40,380

Lease liabilities as at	May 1, 2021
$
Beginning balance, January 30, 2021	45,906
Additions	1,170
Cash outflows in the period	(2,208)
Accretion expense for the period ended	1,151
Ending balance, May 1, 2021	46,019

May 1, 2021
Current	4,538
Non-current	41,481

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The lease liabilities are summarized in the below table:

Maturity analysis - contractual undiscounted cash flow	$
Less than one year	6,737
One year	8,778
Two years	8,039
Three years	6,470
Four years	5,973
Five years and beyond	21,549
57,546

Amounts recognized in the consolidated statement of loss and comprehensive loss	May 1, 2021
$
Expenses relating to variable lease payments not included in the measurement of lease liabilities	858
Income from subleasing right-of-use assets	39

During the thirteen weeks ended May 1, 2021 the Company incurred $Nil of impairment on right-of-use assets net of associated lease liability payment obligation reductions (May 2, 2020: $3,399).

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

7. DEBENTURES AND LOANS, DERIVATIVE LIABILITY

Debentures and Loans balances outstanding:

		Coupon	Principal Outstanding		Carrying Amount
	Contractual Maturity Date	Interest Rate	May 1, 2021	January 30, 2021	May 1, 2021	January 30, 2021
			$	$	$	$
Convertible debenture liability
April 2020 Debentures (1)	June 1, 2022	8.00%	-	29,407	-	16,364
Investor Debentures (1)	June 30, 2023	8.00%	2,407	25,990	1,552	14,931
			2,407	55,397	1,552	31,295
Term loans and credit facilities
Term loan	April 30, 2030	3.95%	2,304	2,359	2,304	2,359
Total debentures and loans			4,711	57,756	3,856	33,654
Current Portion			(221)	(219)	(316)	(637)
Long-term Portion			4,490	57,537	3,540	33,017

Derivative Liability balances outstanding:

			Equivalent Units		Carrying Amount
	Contractual Maturity Date	Conversion Price/unit	May 1, 2021	January 30, 2021	May 1, 2021	January 30, 2021
		$/unit	#	#	$	$
Conversion option derivative liabilities
April 2020 Debentures	June 1, 2022	$0.50	-	29,407,000	-	21,355
Investor Debentures (1)	June 30, 2023	variable (1)	2,407,415	25,989,985	1,635	17,457
					1,635	38,812
Warrants recognized as derivative liability
Series B Warrants (1) (2)	September 30, 2022	variable	67,175,541	67,175,541	19,087	10,576
Series C Warrants (1) (3)	June 30, 2023	variable	133,390,789	133,390,789	27,259	16,929
					46,346	27,505
Total derivative liability					47,981	66,317
Long-term Portion					47,981	66,317

(1)	For further details refer to Note 15 of the 2020 Annual Financial Statements.
(2)	Exercisable after January 1, 2022.
(3)	Exercisable after October 31, 2022.

Cash proceeds from convertible debentures issued and term loan facilities totalled $Nil and $Nil, respectively (May 2, 2020: $19,800 and $Nil, respectively).

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Convertible debenture related activity is summarized below:

		Carrying Amount
	Principal Outstanding	Debenture component	Derivative liability - conversion option
	$	$	$
Balance, January 30, 2021	55,397	31,295	38,812
Loss on revaluation of derivative liability	-	-	35,269
Accretion and interest expense	-	2,168	-
Coupon interest payment in cash	-	(9)	-
Coupon interest payment in common shares	-	(1,505)	-
Debenture conversions - Investor Debentures	(23,583)	(13,643)	(24,245)
Debenture conversions - April 2020 Debentures	(29,407)	(16,754)	(48,201)
Balance, May 1, 2021	2,407	1,552	1,635

Derivative liability activity related to warrants are summarized below:

May 1, 2021
$
Balance, January 30, 2021	27,505
Loss on revaluation	18,841
Balance, May 1, 2021	46,346

Measurement and sensitivity analysis as at May 1, 2021

As at May 1, 2021, the derivative liabilities related to the Investor Debentures conversion option, Series B Warrants and Series C Warrants were revalued using the Monte-Carlo and trinomial tree model simulation valuation technique and the following inputs and assumptions: stock price of $1.10; risk-free interest rate range of 0.33% - 0.24%; and expected volatility of 78%-83% based on historical trading data of the Company and its peers (January 30, 2021: $0.80 stock price, 0.14% - 0.16% risk-free interest rate range, and 80% - 82% expected volatility range).

Volatility assumptions are a significant unobservable input to the estimate, mainly due to the limited available longer-term historical trading data for the Company and comparable companies in the industry, as well as the emerging market the Company operates in.

As at May 1, 2021, with all other variables held constant, a 5% increase and 5% decrease in volatility would have resulted in a change in the estimated fair values of the derivative liability instruments as follows:

Sensitivity Analysis		As at May 1, 2021
	Valuation Technique	Volatility - 5%	Volatility +5%
		$	$
Series B Warrants - amended	Monte-carlo	(1,881)	1,793
Series C Warrants - amended	Monte-carlo	(3,921)	4,230
Total		(5,802)	6,023

Conversion and Settlement of Convertible Debentures

Investor Debentures

The Company’s $25,990 principal amount of 8.0% unsecured convertible debentures (the “Investor Debentures”) were converted. The debentures were held by 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard (“ACT”). For further details on the Investor Debentures refer to Note 15 of the 2020 Annual Financial Statements.

$23,583 in principal of the Investor Debentures was early converted on March 10, 2021 by the Company at the forced conversion price of $0.75. Accrued and unpaid interest of $366 was also settled at the time of conversion. A total of 31,932,547 common shares were issued upon principal conversion of the principal and settlement of the interest. The common shares issued had a value upon conversion of $37,888, which was comprised of the carrying values, as at the date of conversion, of the debenture liability ($13,643) and the corresponding conversion option derivative liability ($24,245).

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The conversion option derivative liability was valued by taking the difference between the intrinsic value and the fair value of the debt portion. The intrinsic value and discounted cash flow approach utilized for the valuation of the debt portion had the following key inputs and assumptions: stock price of $1.25, and discount rate 31%-35%.

As at May 1, 2021, $2,407 in principal of the Investor Debentures remained outstanding.

April 2020 Debentures

During the thirteen weeks ended May 1, 2021, the Company’s 8% secured convertible debentures with $29,407 in principal amount outstanding (the “April 2020 Debentures”) were early converted and settled at the conversion price of $0.50. Coupon interest of $1,139 was also settled in common shares at the conversion price of $0.50. A total of 61,091,318 common shares were issued for the principal conversions and interest settlement. The common shares issued had a value upon conversion of $64,955, which was comprised of the carrying values, as at the date of conversion, of the debenture liability ($16,754) and the corresponding conversion option derivative liability ($48,201).

The conversion option derivative liability was valued by taking the difference between the intrinsic value and the fair value of the debt portion. The intrinsic value and discounted cash flow approach utilized for the valuation of the debt portion had the following key inputs and assumptions: stock price of $1.36, and discount rate 26%-32%.

8. SHAREHOLDERS’ EQUITY AND SHARE BASED ARRANGEMENTS

a) Share Capital

At-the-Market Offering

On December 3, 2020, the Company announced it has established an At-the-Market equity program (the “ATM Program”), under which the Company can issue and sell up to $15,000 of common shares from treasury to the public. All common shares sold under the ATM Program are sold through the TSX or another marketplace where the common shares are listed, quoted, or otherwise traded, at the prevailing market price at the time of sale. As at January 30, 2021, the Company issued 8,397,500 common shares for proceeds, net of transaction costs, of $7,071.

During the thirteen weeks ended May 1, 2021, the ATM Program was concluded, whereby the Company issued 8,170,900 common shares for proceeds, net of transaction costs, of $7,618 (May 2, 2020: $Nil).

b) Warrants

The following is a summary of the movement in warrants outstanding:

	Thirteen Weeks Ended May 1, 2021
	Warrants	Weighted Average Exercise Price
	#	$
Balance, beginning of fiscal period	220,085,723	2.49
Expired	(100,000)	1.15
Balance, end of fiscal period	219,985,723	2.49
Warrants recognized under derivative liability, end of fiscal period (note 7)	200,566,330	variable

(1)	For purposes of weighted average calculations, the exercise price is assumed to be $3.00 for Series C Warrants, and $1.875 for the Series B Warrants (note 7). Exercise price conditions are described under Note 15 of the 2020 Annual Financial Statements.

As at May 1, 2021, 211,072,109 warrant units were held by ACT (January 30, 2021: 211,072,109 units). Excluding the investor warrants held by ACT, the weighted average life for warrants outstanding as at May 1, 2021 was 0.15 years (January 30, 2021: 0.40 years), with 8,913,614 warrants with exercise price range of $1.20 - $1.45 expiring June 26, 2021, and 10,505,779 series A-3 warrants held by ACT with exercise price of $0.93 expiring on June 30, 2021.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

For further details on the investor warrants held by ACT, see Note 15 of the 2020 Annual Financial Statements.

c) Stock Options

The following is a summary of the movement in stock options outstanding:

	Thirteen Weeks Ended May 1, 2021
	Options	Weighted Average Exercise Price
	#	$
Balance, beginning of fiscal period	14,595,199	0.88
Issued	400,000	1.23
Forfeited	(139,419)	0.72
Balance, end of fiscal period	14,855,780	0.89
Exercisable balance, January 30, 2021	6,263,692	0.83
Exercisable balance, May 1, 2021	8,090,252	0.82

The fair value of the options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Thirteen Weeks Ended May 1, 2021
Options issued (#)	400,000
Expected option lives range in years	4
Volatility range, based on comparable companies	85%
Risk-free interest rate range	0.76%
Share price range	$1.19
Exercise Price range	$1.23
Dividend yield	nil

On April 26, 2021, 4,517,918 stock options and 826,978 restricted share units were approved for issuance by the Board of Directors. These options and restricted share units were subject to ratification of the option plan arrangement by the shareholders of the Company, which occurred on June 9, 2021. Given shareholder approval of the plan was not in place as at May 1, 2021, the grant date was not set. Further, as shared understanding was not achieved as at May 1, 2021, the options and restricted share units were not recognized and therefore no share based compensation was recognized during the thirteen weeks ended May 1, 2021.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

9. LOSS PER COMMON SHARE

For the fiscal periods ended May 1, 2021 and May 2, 2020, basic loss per share and diluted loss per share were the same as the exercise of any potentially dilutive instruments would be anti-dilutive.

	Thirteen Weeks Ended
	May 1, 2021	May 2, 2020

Loss attributable to common shares ($)	(61,598)	(12,738)
Adjusted net loss attributable to common shares	(61,598)	(12,738)
Weighted average number of shares outstanding - basic (#)	298,652,648	157,644,212
Weighted average number of shares outstanding - diluted (#)	298,652,648	157,644,212
Loss per common share, basic ($)	(0.21)	(0.08)
Loss per common share, diluted ($)	(0.21)	(0.08)

10. EXPENSES BY NATURE

Below are the expenses by nature included in general and administrative expenses:

	Thirteen Weeks Ended
	May 1, 2021	May 2, 2020
	$	$
General and administrative expenses
Salaries and benefits	8,355	5,409
Facility expenses	1,985	1,080
Professional and consulting fees	1,763	892
Administrative	1,576	1,441
Other	-	39
Total general and administrative expenses	13,679	8,861

Additional severance costs of $147, which has been included under restructuring charges, were incurred as part of the Company’s formal plan to improve operational efficiency and performance.

11. FINANCIAL INSTRUMENTS

A detailed description of the Company’s financial assets and financial liabilities and its associated risk management in respect thereof is provided in the 2020 Annual Consolidated Financial Statements. There have been no significant changes in the business and economic circumstances and the related financial risks that affect the Company’s valuation of financial assets and financial liabilities since January 30, 2021.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The following table provides the fair value measurement hierarchy of the Company’s financial assets and liabilities measured as at May 1, 2021 and January 30, 2021:

As at May 1, 2021	Total - Carrying Amount	Total - Fair Value	Level 1	Level 2	Level 3
	$	$	$	$	$
Debentures and loans (note 7)	3,856	3,856	-	2,304	1,552
Derivative liability (note 7)	47,981	47,981	-	-	47,981

As at January 30, 2021	Total - Carrying Amount	Total - Fair Value	Level 1	Level 2	Level 3
	$	$	$	$	$
Debentures and loans (note 7)	33,654	33,654		2,359	31,295
Derivative liability (note 7)	66,317	66,317	-	-	66,317

There were no transfers between Level 1, Level 2 or Level 3 during the thirteen weeks ended May 1, 2021.

12. RELATED PARTY TRANSACTIONS

During the thirteen weeks ended May 1, 2021, the following transactions occurred with ACT:

●	$23,583 in convertible debenture conversions and $366 of coupon interest settlement (note 7).

●	Sub-lease rental and management fee charges of $80 were incurred for certain retail locations where the Company has sub-lease arrangements with ACT (May 2, 2020: $Nil).

ACT’s strategic investment, including convertible debenture and warrants balances are described further under Note 7 and under Note 15 of the 2020 Annual Financial Statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

13. SUPPLEMENTAL CASH FLOW INFORMATION

	Thirteen Weeks Ended
	May 1, 2021	May 2, 2020
	$	$
Changes in non-cash working capital - operating activities
Merchandise inventories	(3,151)	(1,195)
Trade and other receivables	(2,734)	960
Deposits held in trust	(231)	(293)
Prepaid expenses and other current assets	(1,079)	2,191
Deferred revenue	435	(30)
Accounts payable, accrued liabilities and other	6,090	7,175
Total	(670)	8,808
Non-cash investing and financing activities
Acquisition of property, plant and equipment and intangible assets - working capital	(957)	(288)
Acquisition of retail stores and licences	-	(4,167)

Non-cash investing and financing activities disclosed in other notes are:

●	Acquisition of ROU assets - Notes 6,

●	Conversion and settlements of debentures and coupon interest via issue of common shares - Note 7.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is involved in certain claims and litigation on matters related to employment and lease arrangements. The Company views these as routine litigation matters that the Company is expected to be involved with in the normal course of business. Certain outcomes of these matters are uncertain, and therefore there can be no assurance that such matters will be resolved in the Company’s favour.

On April 28, 2021, the Company was served with a Notice of Civil Claim in the Supreme Court of British Columbia by Flora (Dawson Creek) enterprises Inc., Flora (Prince George) Enterprises Inc. and Tridelion Enterprises Inc., as plaintiffs, with respect to four asset purchase agreements for cannabis retail store locations in Kamloops, Vernon, Prince George and Quesnel, British Columbia which the parties agreed to terminate on April 6, 2020. The claim alleges breach by the Company of the asset purchase agreements and seeks an undefined amount of damages, a portion of which includes claims for the remainder of the purchase price under the terminated asset purchase agreements related to such cannabis retail stores, totalling approximately $8 million.

The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. As at May 1, 2021, based on information available, the Company has not recognized any legal provisions with respect to the above described matter.

As at May 1, 2021, the Company is not aware of and has not identified any other legal proceedings that it reasonably expects could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

15. SEGMENTED INFORMATION

The Company’s reportable segments, organized based on products and services, are as follows: (1) The retail segment which sells cannabis products and accessories to the adult-use market in provinces where the sale of cannabis by private retailers is legal; (2) The wholesale distribution segment which distributes cannabis products and accessories; and (3) The digital platform segment which develops digital experiences and retail analytical insights.

All segments operate within Canada. Information on the Company’s reporting segments detailed below.

Information about reportable segments Fiscal Period Ended May 1, 2021	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	33,619	7,628	2,837	-	-	44,084
Intercompany revenues[1]	-	3,318	1,179	-	(4,497)	-
Total revenues	33,619	10,946	4,016	-	(4,497)	44,084
Cost of sales	(22,228)	(6,169)	-	-	831	(27,566)
Intercompany cost of sales	-	(2,725)	-	-	2,725	-
Gross profit	11,391	2,052	4,016	-	(941)	16,518
Total operating expenses before depreciation	(12,507)	(185)	(1,440)	(1,547)	-	(15,679)
Depreciation and amortization	(4,220)	(39)	(70)	-	-	(4,329)
Segment profit (loss)	(5,336)	1,828	2,506	(1,547)	(941)	(3,490)
Gain on revaluation of derivative liability	-	-	-	(54,110)	-	(54,110)
Interest income and finance costs	-	-	-	(3,311)	-	(3,311)
Income (loss) before income taxes	(5,336)	1,828	2,506	(58,968)	(941)	(60,911)
Tax expense, net	(176)	(325)	(186)	-	-	(687)
Net income (loss) and comprehensive income (loss)	(5,512)	1,503	2,320	(58,968)	(941)	(61,598)

1. Sales between segments are made at prices that approximate market prices.

As at May 1, 2021
Total non-current assets	156,744	1,955	642	-	-	159,341
Total assets	203,482	12,082	5,281	669	-	221,514
Total non-current liabilities	48,328	198	210	51,328	-	100,064
Total liabilities	68,069	9,078	3,909	53,883	-	134,939

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Weeks ended May 1, 2021 and May 2, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Information about reportable segments Fiscal Period Ended May 2, 2020	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	18,449	3,867	806	-	-	23,122
Intercompany revenues[1]	-	2,403	1,148	-	(3,551)	-
Total revenues	18,449	6,270	1,954	-	(3,551)	23,122
Cost of sales	(12,866)	(3,075)	-	-	354	(15,587)
Intercompany cost of sales	-	(1,964)	-	-	1,964	-
Gross profit	5,583	1,231	1,954	-	(1,233)	7,535
Total operating expenses before depreciation	(12,201)	(133)	(788)	(1,076)	-	(14,198)
Depreciation and amortization	(2,932)	(30)	(63)	-	-	(3,025)
Segment profit (loss)	(9,550)	1,068	1,103	(1,076)	(1,233)	(9,688)
Gain on revaluation of derivative liability	-	-	-	3,616	-	3,616
Interest income and finance costs	-	-	-	(6,666)	-	(6,666)
Net income (loss) and comprehensive income (loss)	(9,550)	1,068	1,103	(4,126)	(1,233)	(12,738)

1. Sales between segments are made at prices that approximate market prices.

As at January 30, 2021
Total non-current assets	158,037	1,993	32	-	-	160,062
Total assets	200,499	8,785	3,444	654	-	213,382
Total non-current liabilities	50,208	5	54	99,149	-	149,416
Total liabilities	67,637	5,522	2,703	101,845	-	177,707

16. SUBSEQUENT EVENTS

Orangeville APA

On June 11, 2021, the Company entered into an asset purchase agreement (the “Orangeville APA”) with a sole proprietor to acquire all of the assets related to the operation of a cannabis retail store located in Orangeville, Ontario. Concurrently with the execution of the Orangeville APA, the Company entered into a consulting services agreement to provide (a) advisory and consulting services and (b) a non-exclusive licence to use certain of the Company’s intellectual property, including the “Fire & Flower” brand during the interim period prior to completion of the acquisition. Pursuant to the terms of the Orangeville APA, the Company will issue 88,386 common shares of the Company to the vendor as partial consideration for the acquisition, subject to receipt of approval from the TSX. The acquisition is expected to be completed in September 2021, subject to the relevant regulatory requirements being met and approvals being obtained from the AGCO.

Approval for Future Common Share Consolidations

On February 16, 2021, the Company filed the initial application to list its common shares on the Nasdaq. The listing remains subject to the review and approval of the Company’s application and the satisfaction of all applicable listing and regulatory requirements.

In connection with the Nasdaq listing application, on June 9, 2021, the Company’s shareholders passed a special resolution approving one or more future consolidations of the Company’s issued and outstanding common shares on the basis of a consolidation ratio to be selected by the Board of Directors of the Company of up to 10 pre-consolidation common shares for one (1) post-consolidation common share. The ratio and timing of any future share consolidations will require approval by the Board of Directors and will be subject to TSX approval. The future share consolidation(s) would need to occur no later than June 9, 2022.

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